UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

China Real Estate Information Corporation

(Name of Issuer)

Ordinary Shares, par value $0.0002

(Title of Class of Securities)

16948Q103

(CUSIP Number)

Bin Laurence

E-House (China) Holdings Limited

17/F, East Tower

No. 333 North Chengdu Road

Shanghai 200041

The People’s Republic of China

Phone: +86 21 6133 0808

Facsimile: +86 21 6133 0707

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Z. Julie Gao, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

c/o 42/F, Edinburgh Tower, The Landmark

15 Queen’s Road Central

Hong Kong

Phone:  (852) 3740-4700

April 20, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16948Q103

1	Names of Reporting Persons E-House (China) Holdings Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 10,000 ordinary shares

	8	Shared Voting Power 0

	9	Sole Dispositive Power 10,000 ordinary shares

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000 ordinary shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 100%

14	Type of Reporting Person (See Instructions) CO

Introductory Note:

This amendment No. 3 to Statement on Schedule 13D (the “Amendment No. 3”) is being filed by E-House (China) Holdings Limited (“E-House”) with respect to its beneficial ownership of shares of China Real Estate Information Corporation, a company organized under the laws of the Cayman Islands (the “Company”). This Amendment No. 3 amends and supplements the Schedule 13D and amendments No. 1 and No. 2 to Schedule 13D filed by E-House with the Securities and Exchange Commission on December 11, 2009, November 1, 2011 and December 30, 2011 respectively (collectively, the “Original Schedule 13D”). Except as provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The Company held an extraordinary general meeting on April 19, 2012, at which the Company’s shareholders voted in favor to approve the previously announced merger agreement dated December 28, 2011 by and among E-House, the Company and CRIC (China) Holdings Limited (“Merger Sub”), a wholly owned subsidiary of E-House. Pursuant to the merger agreement, Merger Sub would  be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of E-House (the “Merger”).

On April 19, 2012, the Company filed the plan of merger with the Registrar of Companies of the Cayman Islands, pursuant to which the Merger became effective on April 20, 2012 (the “Effective Time”). At the Effective Time, by virtue of the Merger and without any action on the part of E-House, Merger Sub or the Company, each of CRIC ordinary shares (not including CRIC ordinary shares represented by CRIC ADSs) issued and outstanding immediately prior to the Effective Time was cancelled in exchange for the right to receive 0.6 of E-House ordinary shares and $1.75 in cash without interest, and each of CRIC ordinary shares represented by CRIC ADSs issued and outstanding immediately prior to the Effective Time was cancelled in exchange for the right to receive 0.6 of E-House ADSs and $1.75 in cash without interest (less a $0.05 per CRIC ADS cancellation fee payable by the holders of CRIC ADSs pursuant to the depositary agreement in respect of the CRIC ADSs). CRIC ordinary shares (including CRIC ordinary shares represented by CRIC ADSs) that at the Effective Time were (1) beneficially owned by E-House, Merger Sub, or any wholly-owned subsidiaries of CRIC, (2) issued to the depositary bank which maintains CRIC’s ADS program and reserved for future grants under CRIC’s share incentive plan, or (3) held by CRIC in treasury either in the form of ordinary shares or ADSs (collectively, the “Excluded CRIC Shares”) were cancelled for no consideration in the Merger, and each CRIC ordinary share owned by shareholders who had validly exercised and had not effectively withdrawn or lost their appraisal rights under the Cayman Islands Companies Law was cancelled for the appraised or agreed value under the Cayman Islands Companies Law. E-House paid approximately $113.1 million in cash and issued 38,785,588 ordinary shares for the Merger.

Upon the Effective Time, the Company became a wholly owned subsidiary of E-House with 10,000 ordinary shares outstanding (which are owned by E-House) and the separate corporate existence of Merger Sub ceased.

As a result of the Merger, the Company’s ADSs ceased to trade on The NASDAQ Global Select Market (“NASDAQ”) beginning on April 23, 2012.  On April 23, 2012, NASDAQ filed an application on Form 25 with the SEC to report that the Company is no longer listed on NASDAQ.

The Company intends to terminate its reporting obligations under the Exchange Act by promptly filing Form 15 with the SEC.  The Company’s obligations to file with or furnish to the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15.

Except as set forth herein, E-House has no present plans or proposals that relate to or would result in any of the transactions described in other paragraphs of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended in its entirety by the following:

The responses to Rows (7) through (13) of the cover pages of this Amendment No. 3 are hereby incorporated by reference in this Item 5.

E-House beneficially owns 10,000 ordinary shares of the Company, representing 100% of the outstanding shares of the Company.  E-House has the sole voting and dispositive power with respect to these shares.

Except as disclosed in this Amendment No. 3 (including in the schedules attached hereto), neither E-House nor, to the best of its knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Shares or has the right to acquire any Shares.

Except as disclosed in this Amendment No. 3, neither E-House nor, to the best of its knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares that they may be deemed to beneficially own.

Except as disclosed in this Amendment No. 3, neither E-House nor, to the best of its knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Shares during the past 60 days.

To the best knowledge of E-House, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by E-House.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information set forth in Item 4 above is hereby incorporated by reference in this Item 6.

Except as described in the Original Schedule 13D or in this Amendment No. 3 or incorporated by reference in this Amendment No. 3, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between E-House or, to the best of its knowledge, any of the persons named in Schedule A hereto and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2012

E-House (China) Holdings Limited

	By:	/s/ Bin Laurence
Name: Bin Laurence
Title: Chief Financial Officer

SCHEDULE A

Directors and Executive Officers of E-House

Name	Position with E- House	Present Principal Occupation	Business Address	Citizenship

Xin Zhou	Co-Chairman and Chief Executive Officer	*	**	P.R. China

Charles Chao	Co-Chairman	Director and chief executive officer of SINA Corporation	20F Ideal Plaza, No.58 Northwest 4th Ring Road, Haidian District, Beijing 100080, PRC	U.S.

Neil Nanpeng Shen	Independent Director	Founding Partner of Sequoia Capital China Advisors (Hong Kong) Limited	Suite 2215, 22/F, Two Pacific Place, 88 Queensway Road, Hong Kong	Hong Kong

Bing Xiang	Independent Director	Professor and Dean of Cheung Kong Graduate School of Business	**	Hong Kong

Hongchao Zhu	Independent Director	Managing Partner of Shanghai United Law Firm	**	P.R. China

Jeffrey Zhijie Zeng	Independent Director	Founding Managing Partner of Kaixin Investment	**	P.R. China

Yunchang Gu	Independent Director	Vice President of China Real Estate and Housing Research Association	**	P.R. China

Fan Bao	Independent Director	Founder and chief executive officer of China Renaissance Partners	**	Hong Kong

Canhao Huang	Director	*	**	P.R. China

Li-Lan Cheng	Chief Operating Officer	*	**	U.S.

Bin Laurence	Chief Financial Officer	*	**	U.S.

Jianjun Zang	Co-President	*	**	P.R. China

Zuyu Ding	Co-President	*	**	P.R. China

* The present principal occupation is the same with his/her position with E-House.

** 17/F, East Tower, No. 333 North Chengdu Road, Shanghai 200041, the People’s Republic of China.